UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 25 February, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Business Address:
Libanon Business Park
1 Hospital Street, (Off Cedar Ave),
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
www.sibanyegold.co.za
Directors: Matthews S Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Jerry Vilikazi* Rick Menell* Keith Rayner*
Cain Farrel (Company Secretary) (*Non-Executive)
Reg No. 2002/031431/06 Vat No. 473 020 9410
MEDIA RELEASE:

UPDATE ON BEATRIX 4 SHAFT - PARTIAL PRODUCTION RESUMES
Westonaria, 26 February 2013: Sibanye Gold Limited (Sibanye Gold) (JSE, NYSE: SGL) wishes to confirm that partial production has resumed at Beatrix 4 Shaft (previously the Oryx Mine), on Monday 25
February 2013.

Operations at Beatrix 4 Shaft were suspended by Sibanye Gold management on Wednesday 20
February 2013, following a fire which affected a meaningful part of Beatrix 4 Shaft. Beatrix management has isolated and sealed off the affected area. Carbon monoxide and carbon dioxide levels confirm that there is no leakage on the seals. The morning shift resumed operations in the unaffected working areas and crews from the affected area have been redirected to gold recovery activities in older working areas.

The fire, affecting 2 700m
2
of the Zone 5 production area, has not yet been extinguished and management is unsure when it will be able to resume operations in that area or the extent of the damage, which may result in partial sterilisation of the ore body. Management confirms that 32kg (1 029oz) of production has been lost during the four day suspension of Beatrix 4 shaft operations and approximately
61kg (1 961oz) will be lost from the affected area every month that production does not take place.
Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 25, 2013
By: /s/           Charl Keyter
Name:           Charl Keyter
Title:              Chief Financial Officer